Exhibit 99.45

FOR IMMEDIATE RELEASE

GoldMining Completes Acquisition of

Yarumalito Gold Project in Colombia

Highlights:

●	Yarumalito acquisition further expands GoldMining's portfolio of gold-copper projects in the Mid Cauca Belt of central Colombia;

●

The Mid Cauca Belt is host to several multi-million ounce gold deposits including Buritica (Continental Gold Inc. – Zijin Mining Group Co., Ltd.), Titiribi and La Mina (GoldMining), Nuevo Chaquiro (Anglogold Ashanti Limited – B2Gold Corp.) and Marmato (Gran Colombia Gold Corp.);

●	Yarumalito hosts both bulk-tonnage, gold-copper porphyry and high-grade, intermediate sulphidation epithermal mineralization;

●	18,540 m of historic drilling (55 holes) completed on the Project;

●	GoldMining has engaged an independent qualified person to verify historic exploration results and undertake a resource estimate, which will be documented in an updated technical report; and

●	Total consideration of $1,200,000, payable in common shares, and $200,000, payable in cash.

Vancouver, British Columbia – December 3, 2019 - GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that, further to its news release dated November 4, 2019, the Company has completed its indirect acquisition of the Yarumalito Gold Project located in Central Colombia (the "Project").

Pursuant to the agreement, the Company's indirect subsidiary paid $200,000 in cash and delivered 1,118,359 newly issued common shares of the Company to Newrange Gold Corp. (the "Vendor" or "Newrange") in consideration for the Project. In addition, the Company's subsidiary granted the Vendor a 1% net smelter returns royalty, which can be re-purchased by it at any time before the completion of a feasibility study on the Project in consideration for $1,000,000.

The GoldMining Shares issued under the transaction are subject to a four month and one day hold period and certain additional ongoing resale restrictions pursuant to the terms of the agreement.

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The Project

Yarumalito is located approximately 75 km southwest of the city of Medellin in the Department of Antioquia in Central Colombia and approximately 40 km south of GoldMining's La Mina Project (Fig. 1). The Project is comprised of one concession for a total area of approximately 1,453 Ha. Nearby projects include Anglogold Ashanti Limited's advance-stage Nuevo Chaquiro copper-gold project and Gran Colombia Gold Corp.'s Marmato Gold Mine. The Project is accessible by paved road with nearby high-capacity power lines, water and labour.

The Project is largely underlain by volcano-sedimentary rocks of the Miocene Combia Formation and comagmatic intrusive bodies of intermediate composition. Gold-copper porphyry stockwork mineralization is spatially related to the intrusive bodies with younger, intermediate sulphidation epithermal veins cross-cutting the porphyry mineralization.

Figure 1: Yarumalito Project location and other active exploration projects and mines in the Mid Cauca Belt of central Colombia.

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Newrange has disclosed that exploration programs by Newrange and their senior mining company partners from 2008 to 2013 outlined several geophysical and geochemical anomalies across the property including the Obispo, La Suiza, Balastreras, Escuela, El Guaico and El Sucre targets. Diamond drill programs (18,540 m in 55 holes) during that period primarily focused on the Balastreras-Escuela mineralization, which has a surface projection of approximately 1,700 m by 400 m and is intersected in drill holes and underground workings to a depth of 600 m (Table 1).

Table 1: Selected historic drill intersections from the Balastreras-Escuela targets.

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Copper (%)	Comment
YAR-06	0	257.0	257.0	0.50	0.10	Stockwork Mineralization
Including	131.8	257.0	125.2	0.66	0.13	Stockwork Mineralization
YAR-07	0	124.0	124.0	0.54	0.12	Stockwork Mineralization
Including	75.0	124.0	49.0	0.63	0.13	Stockwork Mineralization
YAR-08	0	250.0	250.0	0.51	0.13	Stockwork Mineralization
Including	83.1	102.55	19.45	0.79	0.19	Stockwork Mineralization
Including	175.0	232.6	57.6	0.82	0.17	Stockwork Mineralization
YAR-11	0	141.4	141.4	0.77	0.09	Assays capped at 10 g/t gold
Including	55.5	141.4	85.9	1.02	0.08	Assays capped at 10 g/t gold
Including	138.15	140.00	1.85	33.75	0.04	Vein
YAR-14	75.10	170.60	95.50	0.70	0.09	Stockwork Mineralization
YAR-23	4.00	120.80	116.80	0.49	0.08	Stockwork Mineralization
Including	76.00	92.10	16.10	1.00	0.10	Stockwork Mineralization
YAR-24	0	151.00	151.00	0.64	0.07	Stockwork Mineralization
Including	41.90	44.00	2.10	12.67	-	Vein
Including	74.50	124.00	49.50	0.82	0.07	Stockwork Mineralization

GoldMining has not completed sufficient work to verify these exploration and drilling results, however the Company believes the historical exploration work is relevant to any future exploration and as an indication of the potential of the Project. A technical report was completed prior to these exploration programs for Newrange by Richard J. Thompson of Thompson Consulting titled "Yarumalito Project Technical Report" with an effective date of November 30, 2006.

GoldMining has engaged an independent qualified person to, among other things, complete a technical report for GoldMining on the Project, including verifying historic exploration results and completing a resource estimate for the Project.

GoldMining expects future exploration programs will look to expand mineralization outlined at the Balastreras-Escuela targets and drill test the four additional geophysical and geochemical anomalies.

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Qualified Person

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelor degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in National Instrument 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting the Project and any future exploration programs and other work on the Project.  Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including that historical exploration results will be confirmed.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, accidents, equipment breakdowns, title and permitting matters, labour disputes or other unanticipated difficulties with or interruptions in operations, fluctuating metal prices, unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, including to fund any exploration programs with respect to the Project, and that GoldMining may not be able to confirm historical exploration results or complete an updated resource estimate for the Project.  These risks, as well as others, including those set forth in GoldMiningꞌs filings with Canadian securities regulators, could cause actual results and events to vary significantly.  Accordingly, readers should not place undue reliance on forward-looking statements and information.  There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate.  GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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